UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OCWEN FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

675746309
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	675746309	Page 2 of 5

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
LEON G. COOPERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,193,460

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
12,193,460

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,193,460

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.05%

12	TYPE OF REPORTING PERSON
IN

CUSIP No.	675746309	Page 3 of 5

Item 1(a).	Name of Issuer: OCWEN FINANCIAL CORPORATION
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409
Item 2(a).
Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman (“Mr. Cooperman”). Mr. Cooperman is engaged in, among other activities, investing for his own account. Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of a limited partnership organized under the laws of Delaware known as Omega Capital Partners, L.P. (“Capital LP”), a private investment firm comprised of Cooperman family funds engaged in the purchase and sale of securities for investment for its own account.

Mr. Cooperman is the ultimate controlling person of Associates and Capital LP. The principal business office of Associates and Capital LP is 810 Seventh Avenue, 33rd floor, New York, New York 10019.

Mr. Cooperman is married to an individual named Toby Cooperman, and has an adult son named Michael S. Cooperman. Mr. Cooperman has investment authority over the Shares held by Toby Cooperman and Michael S. Cooperman.

Item 2(b).	Address of Principal Business Office or, if None, Residence: St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496
Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share ( the “Shares”)

Item 2(e).	CUSIP Number: 675746309

CUSIP No.	675746309	Page 4 of 5

Item 3.	If this Statement is Filed Pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c); This Item 3 is inapplicable.

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)(b)
Amount beneficially owned and percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 12,193,460 Shares, which constitutes approximately 9.05% of the total number of Shares outstanding. This consists of 10,193,460 Shares owned by Capital LP; 1,000,000 Shares owned by Mr. Cooperman; 500,000 Shares owned by Toby Cooperman; and 500,000 Shares owned by Michael S. Cooperman.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 12,193,460
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 12,193,460
(iv)	Shared power to dispose or to direct the disposition of 0

CUSIP No.	675746309	Page 5 of 5

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. This Item 6 is not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. This Item 7 is not applicable.
Item 8.	Identification and Classification of Members of the Group. This Item 8 is not applicable.
Item 9.	Notice of Dissolution of Group. This Item 9 is not applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2020

LEON G. COOPERMAN

By: /s/ Edward Levy
Edward Levy
Attorney-in-Fact
Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).